Mail Stop 3561

June 6, 2006

Donald W. Prosser
Chief Financial and Accounting Officer
390 Union Boulevard, Suite 540
Lakewood, CO 80228

     Re: **VCG Holding Company**
           File No. 0-50291
           Form 10-KSB: For the Year Ended December 31, 2005

Dear Mr. Prosser:

We have reviewed your May 22, 2006 correspondence and have the following comments. We believe you should revise your 2005 Form 10-KSB in response to comments one and three. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-KSB: For the Year Ended December 31, 2005

Note 3: Acquisition

1. We note your response to prior comment 9. The liquor and entertainment licenses transferred to you in the purchase of the Colorado Club meet the criteria for recognition as an asset apart from goodwill in accordance with paragraph 39 of SFAS 141. Please allocate a portion of the purchase price to these licenses and record the appropriate amortization.

Note 16: Segment Accounting

2. Your response to prior comment 12 is unclear. Please explain to us why each of your night clubs is not a segment in accordance with paragraph 10 of SFAS 131.

As part of your response, provide us the information reviewed by your chief operating decision maker to make decisions about the allocation of resources and assess performance.

Note 18: Subsequent Events

3. We note your response to prior comment 13. Your inability to ascertain the amount of the liability associated with "put" shares does not preclude the recording of a liability. As you were aware of the number of shares that were associated with the put right, the redemption amount should be reclassified as a liability. Please revise your financial statements in accordance with paragraphs 9 and A7 of SFAS 150.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in its filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

`   You may contact Theresa Messinese at 202-551-3307 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief